Exhibit 21.1

Blink Charging Co.

List of Subsidiaries

Entity Name	State of Incorporation
Beam Charging, LLC	NY
Blink Charging, LTD	Israel
Blink Charging Europe, LTD	Cyprus
Blink Network, LLC	AZ
Blink Charging, Inc.	DE
Car Charging Group (CA), Inc.	CA
Car Charging, Inc.	DE
CCGI Holdings, LLC	FL
CCGI/ PAT, LLC	PA
CCGI/Brixmor, LLC	NY
EV Pass, LLC	NY
eCharging Stations, LLC	FL
Ecotality, Inc.	NV